
03058830



2003

The A.G. Edwards, Inc. Summary Annual Report Fiscal Year 2003

Commitment. Understanding. Integrity.

Whether you are just starting out or you've been investing for years. When your children are young and as you plan their future. While you save for retirement and when you're finally enjoying it. Providing solutions to help you reach your financial goals and celebrating your success. For the times in your life when you need trusted advice, we're there.

A.G. Edwards, Inc.


PROCESSED
MAY 15 2003
THOMSON
FINANCIAL

A.G. Edwards, Inc. is a holding company whose subsidiaries provide securities and commodities brokerage, investment banking, trust, asset management, retirement planning, and insurance products and services. Its principal subsidiary, A.G. Edwards & Sons, Inc. is a St. Louis-based financial services company with more than 700 locations in 49 states, the District of Columbia and an affiliated office in London, England. A.G. Edwards & Sons, Inc. provides a full range of financial products and services to individual and institutional investors. The firm also offers investment banking services to corporate, governmental and municipal clients through 14 regional offices and its St. Louis headquarters.

Client Assets

(For fiscal year ended February 28 or 29)


Total Client Assets vs. S&P 500
($ in billions)
Client Assets
S&P
$300
1600
$240
1280
$180
960
$120
640
$60
320
$0
0
$232
$268
$257
$249
$228
1999
2000
2001
2002
2003


Percentage of Total Client Assets in Fee-Based Accounts
10%
8%
6%
4%
2%
0%
5.1%
6.5%
8.0%
8.7%
8.8%
1999
2000
2001
2002
2003

Financial Highlights

(For fiscal year ended February 28 or 29)

(In thousands, except per share data and other data)	**2003**	2002	2001	2000	1999
Operating Results					
Net Revenues	**$2,194,001**	$2,338,413	$2,741,206	$2,796,189	$2,235,171
Net Earnings	**$ 118,828**	$ 71,501	$ 287,477	$ 382,921	$ 292,117
Net Earnings as a Percent of Net Revenues	**5.4%**	3.1%	10.5%	13.7%	13.1%
Return on Average Equity	**7.1%**	4.4%	17.2%	22.9%	18.9%
Per Share Data					
Earnings					
Diluted	**$ 1.46**	$ 0.88	$ 3.43	$ 4.08	$ 3.00
Basic	**$ 1.48**	$ 0.89	$ 3.50	$ 4.16	$ 3.07
Cash Dividends	**$ 0.64**	$ 0.64	$ 0.64	$ 0.61	$ 0.57
Book Value	**$ 20.92**	$ 20.42	$ 20.29	$ 19.69	$ 17.16
Financial Condition					
Stockholders' Equity	**$1,688,537**	$1,647,796	$1,626,344	$1,717,122	$1,627,737
Total Assets	**$3,980,094**	$4,187,170	$4,859,984	$5,347,587	$3,803,132
Other Data					
Full-Time Employees	**16,181**	16,791	17,086	15,451	13,953
Financial Consultants	**7,222**	7,384	7,073	6,823	6,528
Locations	**709**	705	696	672	639



Net Revenues
(For fiscal year ended February 28 or 29)
($ in millions)
$3,000
$2,250
$1,500
$750
$0
99
00
01
02
03



Net Earnings
(For fiscal year ended February 28 or 29)
($ in millions)
$400
$300
$200
$100
$0
99
00
01
02
03



Diluted Earnings per Share
(For fiscal year ended February 28 or 29)
$4.00
$3.00
$2.00
$1.00
$0
99
00
01
02
03

"Each of our client relationships is based on trust, not account size."

Robert L. Bagby, Chairman and Chief Executive Officer

TO FELLOW SHAREHOLDERS, CLIENTS AND ASSOCIATES:

Although the past fiscal year was less productive than we would have liked in terms of earnings, I find it reassuring that — in good times or bad — A.G. Edwards' operating philosophy never changes. Our clients are our No. 1 priority. It is this focus that has guided us through these last few challenging years and will continue to be our standard as we see what the coming year may bring.

Looking back, fiscal 2003 began with the economy showing signs of improvement, but increasing global tensions hampered an economic recovery and kept many investors on the sidelines for the entire year. As a result, our performance reflected the individual investor's cautious attitude. Net earnings for fiscal 2003 were $119 million, or $1.46 diluted earnings per share, compared with $72 million, or $0.88 diluted earnings per share, last year. If various charges against fiscal 2002's earnings are excluded, however, our results for this year fell short of last year's levels. Nevertheless, I continue to be proud of our employees for keeping their focus first and foremost on our clients and for keeping our firm profitable during one of the worst market environments in decades.

We had a number of accomplishments in fiscal 2003 of which we are proud:

- Our expense-reduction strategies were key in helping us decrease non-interest expenses by $117 million, excluding the effect of restructuring and other charges in the prior year.
- Investment Banking posted its second-best year in firm history with revenues of $251 million, performing better than the industry trend.
- We increased shareholder equity and maintained a strong balance sheet with $1.7 billion in equity capital and no long-term debt.

In addition to these accomplishments, we were honored to receive a number of accolades during the fiscal year, which are a direct result of our ongoing commitment to our client-first philosophy:

- A study by J.D. Power and Associates ranked A.G. Edwards highest in a tie for full-service investor satisfaction.
- *Worth* magazine named A.G. Edwards its "Editors' Choice" for a full-service brokerage firm.
- Several of our stock research analysts again were recognized by *The Wall Street Journal* and *FORTUNE* magazine for their performance.
- For the third consecutive year, *Training* magazine said A.G. Edwards has one of the nation's top 100 corporate training programs.

I want to thank our employees for earning these honors for our firm and for again telling *FORTUNE* magazine that A.G. Edwards is one of the "100 Best Companies to Work for in America."

Looking ahead to fiscal 2004, I see both challenges and opportunities. Our industry faces credibility issues that need to be addressed. While we cannot control the economy and global tensions, our industry can and must do something about what we can control: improving investor trust. While the Sarbanes-Oxley legislation mandated changes to bolster corporate governance of publicly held companies, investment firms have an added responsibility to evaluate their business practices and make sure clients' interests are always a top priority.

At A.G. Edwards, we are proud to say our client-first philosophy is at the core of every decision we make. That's why we maintain a separation between our securities research and investment banking areas. It's also why we give our financial consultants the freedom to decide which products and services make sense for their clients. Most importantly, it's why we provide every client his or her own financial consultant regardless of the client's account size. We know those assets are important to our clients, and that's why we will give our clients the respect, advice and service they deserve. We firmly believe this approach differentiates us from many of our competitors and will allow us to create strong growth in our client and asset bases over time.

In difficult economic times, it's easy to get caught up in the near term and focus only on cost-cutting measures to maintain profitability. While we will continue to manage expenses expecting another challenging year, we cannot stay successful over the long term by cost cutting alone. We also must remain focused on growing revenues and investing in A.G. Edwards' future, which is why we are implementing a multifaceted plan to fuel our long-term growth:

For the first time in our history, we will initiate a comprehensive marketing campaign to leverage our brand. A brand is a powerful tool that can help shape a company's image with its key audiences. A.G. Edwards' unique culture has created a special brand that has attracted clients and financial consultants to our firm. Our market research indicates we enjoy an excellent reputation with the people who know us. Our brand recognition on a national level, however, is something we must improve to realize our growth potential. Later this year we will begin a long-term campaign to better leverage our brand. We will base this campaign on the foundation upon which A.G. Edwards is built: trust, relationships and personalized advice. Naturally, the key to our brand is our dedicated A.G. Edwards employees who prove this commitment to our clients every day.

We are investing in technology that improves efficiency and adds value to the client/financial consultant relationship. We continue to update both the hardware and software for our computer workstations, which we believe are already the best in the industry, to give our financial consultants a competitive edge. We also have begun our Gateway Initiative, a strategic effort to transform our trade-processing operations. In addition to preparing our firm for the eventual industry mandate of straight-through processing and the possibility of shorter trade-settlement times, the Gateway Initiative will help us gain operational efficiencies and allow us to apply resources to technology that enhances our client service.

We continue to open branch offices and recruit financial consultants. While we were disappointed to see our total number of financial consultants decline slightly last year as the difficult markets caused many people to leave our industry, we were pleased to open new offices and attract a number of high-caliber financial consultants and their clients to A.G. Edwards. I am confident our client-first environment and excellent training programs will encourage more top quality financial consultants to join our firm as we move forward. We also maintain our interest in making a retail brokerage acquisition provided it makes good sense culturally and financially.

We are expanding our training capabilities. This year we will open our new state-of-the-art Learning Center at our headquarters. We also are adding courses to our A.G. Edwards University online-training curriculum. These steps reinforce our commitment to have the best-trained, best-educated professionals in the industry. Nearly 1,200 of our financial consultants now have the CERTIFIED FINANCIAL PLANNER™ or Accredited Asset Management Specialist designation, and many more financial consultants are earning other professional accreditations so they can provide clients an even higher level of advice and service.

There's no question the past three years have been difficult, so I thank our shareholders and our clients for their continued loyalty and support. Thanks also go to our outside board members who continue to provide invaluable guidance on key decisions that will shape our firm's future. Finally, I want to thank our employees for their unending commitment to keep our firm strong, profitable and independent and to deliver the best service possible to our clients every day.

As we continue to put our clients first — no matter what the market conditions — our client relationships will only grow stronger, which ultimately will benefit us all.

Thank you for putting your trust in us.



Robert L. Bagby
Chairman and
Chief Executive Officer
April 2, 2003



For us, putting our clients first goes beyond phone calls, brochures or transactions. It's about building and nurturing personal relationships by working together toward a financial goal.

A relationship starts with understanding our clients' needs and determining an appropriate course of action to help them reach their goals. It's about taking time with our clients, asking questions and listening to their responses. It's about offering advice and innovative solutions to address complex financial issues. And it's about developing financial plans that not only meet their needs today but are flexible enough to accommodate the changes in their lives that will inevitably occur in the future.

"Building Trust"

Planning for retirement, investing for a child's education or preparing for the transfer of financial assets from one generation to the next are needs that don't change with market fluctuations. In fact, it is often in the midst of these market moves that the advice and counsel provided by a trusted financial professional are needed most. Our financial consultants have the knowledge and experience to help keep their clients focused on their long-term goals, especially when staying the course and sticking to the plan is the most difficult.

Personal concern, perspective and insight are the qualities that A.G. Edwards financial consultants bring to each client relationship, regardless of market conditions, account size or investment experience. That's what it takes to build trust.

Commitment. Understanding. Integrity. Putting our clients first. It's how we've approached this business for more than 115 years, and it will continue to be what sets us apart.

We met Clyde about 20 years ago when we walked into his office with $2,000 to invest. Right from the start, he distinguished himself by asking questions and taking the time to get to know us. We told him we wanted to retire by the time we turned 62 so we could spend more time together and travel. But we were a bit concerned because we were thinking about starting our own business. After all, when you are self-employed, you're responsible for your own retirement. Clyde helped us put together a plan that addressed our financial objectives. While we've modified it over the years to reflect our changing circumstances, Clyde has helped us stay focused on our retirement goals and not daily market moves. We've retired right on schedule. We are visiting all the places we've dreamed of like Australia, England, France and Hawaii. The hard work has been well worth it — we're having a ball. *– Phil and Jayne Weber*



I first became acquainted with Phil and Jayne when Phil worked as a manufacturer's representative. They wanted to get a plan in place for their retirement as they were already looking forward to spending time together traveling. We began by investing in some mutual funds. However, Phil was planning to start his own business, so we kept their contributions relatively small. Later, after his business was established, Phil and Jayne were able to invest more money, and we worked together as a team — planning, investing, and setting up trusts and retirement accounts. Periodically we would sit down and review accounts and make sure their investments continued to reflect their financial goals. As they approached retirement age, we began moving their assets from mutual funds and equities into more conservative fixed-income investments. In the 20 years we've worked together, the markets have moved up, down and even sideways, but the Webers have never wavered in their commitment to the principles we laid out in our initial plan. Now I see them enjoying the fruits of their hard work and patience. They're traveling and getting to do all the things they have always wanted to do. Phil and Jayne are having the time of their lives, and I'm so pleased to have played a part.

– Clyde Pilkington, Senior Vice President–Investments



When Elizabeth first came to see me after her husband passed away, she was naturally concerned about her financial future. I took a careful approach with her because so much was happening in her life. I didn't want her to feel pushed into making decisions she wasn't comfortable with. We quickly developed a wonderful partnership. We put together a well-rounded financial plan and set up accounts for her and her twins. Elizabeth's concerns are long-term, so we spent a lot of time outlining ways to achieve the financial goals she had established for herself and her children. While she was concerned at first about the swings in the markets, I encouraged her to stay focused on her plan and not be distracted by day-to-day fluctuations. I feel a great sense of accomplishment knowing that now she worries less about her finances and can concentrate more on being a mother. Just recently she told me she felt comfortable with her financial future. I'm glad to hear this because it means I'm doing my job. – *Marsha Limbaugh, Branch Manager, Senior Vice President–Investments*



After my husband passed away, my twins and I moved back to Cape Girardeau so we could be closer to my family. My life was changing in so many different ways, but I knew it was extremely important for me to get my finances in order. My husband and I had always been financially responsible, but I needed a financial plan to deal with these new circumstances. When I met Marsha, she completely understood my situation. She understood that while I wanted to make sure I put aside enough money for my children's education and my retirement, I also felt it was important that I stay home with my children until they got older. When she showed me the plan she drafted, I was blown away — it addressed all of my concerns and objectives, and she made suggestions I hadn't even thought of. She really listened to me and understood not only what I needed but also what I wanted. Since then we have developed a solid relationship, and I have full confidence in her. I used to worry about our financial situation, but now I know we're in good hands. Working with Marsha has allowed me to focus on the two most important assets in my life — my twins. – *Elizabeth Toftemark*



WPS is an energy holding company that owns Wisconsin Public Service — an electric and natural gas utility that serves northeastern Wisconsin and part of the Upper Peninsula of Michigan. We began to expand about 10 years ago and knew we needed more capital. We selected A.G. Edwards to help us explore our options because we viewed them as a top-flight firm — one we could depend on to do a good job for us and with the firepower to get things done. This really hit home two years ago when we set out to market our most recent equity issue to the investment community. It happened to be on the very day Enron filed for bankruptcy. With A.G. Edwards' advice, we were able to differentiate WPS from others in the energy sector. A.G. Edwards has invested the time to understand our business, and they came through for us when it mattered most. – *Larry Weyers, CEO, WPS Resources*



Our investment banking relationship with WPS Resources began in the early 1990s. They were a well-managed, conservative company with a growing business, and we knew they would reach out once again to the capital markets to fund additional expansion opportunities. We listened carefully as they described what they wanted to accomplish, and then we identified options that would allow them to reach their objectives. Less than a year after our initial contact with WPS, we did our first transaction — a follow-on equity offering — and the relationship just grew from there. Most recently, we completed a $150 million debt financing. Our fixed-income personnel on our trading desk kept a close eye on conditions in the marketplace so we could price the transaction competitively. In all, as their lead manager, we have completed eight financings and helped WPS raise more than $600 million in capital through debt and equity offerings. Having an in-depth understanding of WPS and their business has enabled us to effectively leverage their track record of success. Our long-standing relationship with WPS has allowed us to work through a variety of challenges as they pursue their goals. They know that we will be there for them whenever they need us.

– Les Krone, Vice President & Managing Director–Investment Banking (seated); (left to right)
Dan Moloney, Associate Vice President – Fixed Income;
Karen Middleton, Vice President – Fixed Income;
Jim Hodapp, Vice President – Fixed Income



Consolidated Five-Year Summary

Year Ended (In thousands, except per share amounts)	February 28, 2003	February 28, 2002	February 28, 2001	February 29, 2000	February 28, 1999
Revenues					
Commissions:					
Listed securities	**$ 387,483**	$ 403,921	$ 482,136	$ 537,005	$ 505,226
Options	**23,485**	28,453	55,883	62,708	49,830
Over-the-counter securities	**70,864**	111,065	295,921	331,992	199,472
Mutual funds	**201,567**	214,339	293,307	312,833	281,782
Commodities	**26,371**	17,966	16,540	17,305	15,518
Insurance	**185,249**	174,281	184,762	164,583	128,109
Total	**895,019**	950,025	1,328,549	1,426,426	1,179,937
Asset management and service fees	**625,626**	659,282	652,998	544,531	426,967
Principal transactions:					
Equities	**58,436**	73,553	114,363	90,202	60,538
Debt securities	**252,688**	246,131	177,912	194,016	141,484
Total	**311,124**	319,684	292,275	284,218	202,022
Investment banking:					
Underwriting fees and selling concessions	**184,220**	186,839	144,725	190,236	163,419
Management fees	**66,960**	69,590	28,572	35,483	55,582
Total	**251,180**	256,429	173,297	225,719	219,001
Interest:					
Margin account balances	**86,189**	150,365	331,980	225,319	170,982
Securities owned and deposits	**19,838**	21,603	28,419	23,269	30,530
Total	**106,027**	171,968	360,399	248,588	201,512
Other	**10,239**	6,592	31,630	89,525	11,360
Total Revenues	**2,199,215**	2,363,980	2,839,148	2,819,007	2,240,799
Interest expense	**5,214**	25,567	97,942	22,818	5,628
Net Revenues	**2,194,001**	2,338,413	2,741,206	2,796,189	2,235,171
Non-Interest Expenses					
Compensation and benefits	**1,453,671**	1,557,720	1,766,311	1,766,711	1,431,697
Communication and technology	**282,603**	295,353	242,530	159,258	123,126
Occupancy and equipment	**134,149**	133,240	126,594	105,297	100,972
Marketing and business development	**40,177**	41,612	51,767	42,744	34,617
Floor brokerage and clearance	**22,464**	21,912	22,957	21,667	20,933
Other	**89,503**	114,056	75,893	77,397	53,039
Restructuring	**-**	82,462	-	-	-
Total Non-Interest Expenses	**2,022,567**	2,246,355	2,286,052	2,173,074	1,764,384
Earnings Before Income Taxes	**171,434**	92,058	455,154	623,115	470,787
Income Taxes	**52,606**	20,557	167,677	240,194	178,670
Net Earnings	**$ 118,828**	$ 71,501	$ 287,477	$ 382,921	$ 292,117
Per Share Data:					
Diluted Earnings	**$ 1.46**	$ 0.88	$ 3.43	$ 4.08	$ 3.00
Basic Earnings	**$ 1.48**	$ 0.89	$ 3.50	$ 4.16	$ 3.07
Cash Dividends	**$ 0.64**	$ 0.64	$ 0.64	$ 0.61	$ 0.57
Book Value	**$ 20.92**	$ 20.42	$ 20.29	$ 19.69	$ 17.16
Other Data:					
Total Assets	**$3,980,094**	$4,187,170	$4,859,984	$5,347,587	$3,803,132
Stockholders' Equity	**$1,688,537**	$1,647,796	$1,626,344	$1,717,122	$1,627,737
Cash Dividends	**$ 51,034**	$ 51,043	$ 51,962	$ 55,483	$ 54,002
Pre-tax Return on Average Equity	**10.3%**	5.6%	27.2%	37.3%	30.5%
Return on Average Equity	**7.1%**	4.4%	17.2%	22.9%	18.9%
Net Earnings as a Percent of Net Revenues	**5.4%**	3.1%	10.5%	13.7%	13.1%
Average Common and Common Equivalent Shares Outstanding (Diluted)	**81,177**	81,282	83,925	93,814	97,322
Average Common Shares Outstanding (Basic)	**80,133**	80,013	82,096	92,140	95,252

Condensed Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)	February 28, 2003	February 28, 2002
Assets		
Cash and cash equivalents	$ 97,552	$ 100,425
Cash and government securities, segregated under federal and other regulations	103,714	92,921
Securities purchased under agreements to resell	220,000	44,823
Securities borrowed	77,130	68,264
Receivables:		
Customers, less allowance for doubtful accounts of $44,508 and $38,214	2,038,807	2,460,753
Brokers, dealers and clearing organizations	22,469	44,615
Fees, dividends and interest	60,051	76,004
Securities inventory, at fair value:		
State and municipal	316,172	254,582
Government and agencies	50,134	38,252
Corporate	75,599	84,674
Investments	237,183	217,954
Property and equipment, at cost, net of accumulated depreciation and amortization of $579,225 and $470,805	526,387	531,283
Deferred income taxes	93,775	93,460
Other assets	61,121	79,160
	$3,980,094	$4,187,170
Liabilities and Stockholders' Equity		
Short-term bank loans	$ 40,000	$ 107,300
Checks payable	236,525	239,607
Securities loaned	227,356	274,535
Securities sold under agreements to repurchase	-	45,861
Payables:		
Customers	960,679	982,371
Brokers, dealers and clearing organizations	134,911	141,511
Securities sold but not yet purchased, at fair value	35,440	30,200
Employee compensation and related taxes	346,292	392,187
Deferred compensation	170,690	184,999
Income taxes	15,222	12,878
Other liabilities	124,442	127,925
Total Liabilities	2,291,557	2,539,374
Stockholders' Equity:		
Preferred stock, $25 par value:		
Authorized, 4,000,000 shares, none issued	-	-
Common stock, $1 par value:		
Authorized, 550,000,000 shares		
Issued, 96,463,114 shares	96,463	96,463
Additional paid-in capital	289,028	286,480
Retained earnings	1,943,325	1,892,189
	2,328,816	2,275,132
Less: Treasury stock, at cost (15,737,245 and 15,767,984 shares)	640,279	627,336
Total Stockholders' Equity	1,688,537	1,647,796
	$3,980,094	$4,187,170

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Condensed Consolidated Statements of Earnings

Year Ended (Dollars in thousands, except per share amounts)	**February 28, 2003**	February 28, 2002	February 28, 2001
Revenues			
Commissions	**$ 895,019**	$ 950,025	$1,328,549
Asset management and service fees	**625,626**	659,282	652,998
Principal transactions	**311,124**	319,684	292,275
Investment banking	**251,180**	256,429	173,297
Interest	**106,027**	171,968	360,399
Other	**10,239**	6,592	31,630
Total Revenues	**2,199,215**	2,363,980	2,839,148
Interest expense	**5,214**	25,567	97,942
Net Revenues	**2,194,001**	2,338,413	2,741,206
Non-Interest Expenses			
Compensation and benefits	**1,453,671**	1,557,720	1,766,311
Communication and technology	**282,603**	295,353	242,530
Occupancy and equipment	**134,149**	133,240	126,594
Marketing and business development	**40,177**	41,612	51,767
Floor brokerage and clearance	**22,464**	21,912	22,957
Other	**89,503**	114,056	75,893
Restructuring	**–**	82,462	–
Total Non-Interest Expenses	**2,022,567**	2,246,355	2,286,052
Earnings Before Income Taxes	**171,434**	92,058	455,154
Income Taxes	**52,606**	20,557	167,677
Net Earnings	**$ 118,828**	$ 71,501	$ 287,477
Earnings Per Share:			
Diluted	**$ 1.46**	$ 0.88	$ 3.43
Basic	**$ 1.48**	$ 0.89	$ 3.50

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Condensed Consolidated Statements of Cash Flows

Year Ended (In thousands)	**February 28, 2003**	February 28, 2002	February 28, 2001
Cash Flows From Operating Activities:			
Net earnings	**$ 118,828**	$ 71,501	$ 287,477
Noncash and nonoperating items included in earnings:			
Depreciation and amortization	**131,903**	123,125	100,348
Expense of restricted stock awards	**19,415**	22,568	32,581
Deferred income taxes	**(315)**	(22,443)	4,344
Loss (gain) on investments, net	**9,193**	5,625	(11,751)
Allowance for doubtful accounts	**9,009**	27,056	6,341
Restructuring charge	**-**	52,395	-
(Increase) decrease in operating assets:			
Cash and government securities, segregated	**(10,793)**	(14,466)	8,396
Securities purchased under agreements to resell	**(175,177)**	(27,471)	(6,678)
Securities borrowed	**(8,866)**	59,064	150,871
Receivable from customers	**412,937**	797,411	485,791
Receivable from brokers, dealers and clearing organizations	**22,146**	(14,301)	(7,785)
Fees, dividends and interest receivable	**15,953**	(5,070)	(7,945)
Securities inventory	**(64,397)**	(84,192)	115,092
Trading investments, net	**(20,739)**	47,655	(87,809)
Other assets	**18,093**	(36,805)	(2,158)
Increase (decrease) in operating liabilities:			
Checks payable	**(3,082)**	(12,951)	(31,044)
Securities sold under agreements to repurchase	**(45,861)**	45,861	-
Securities loaned	**(4,549)**	(98,699)	(170,381)
Payable to customers	**(21,692)**	83,280	(47,282)
Payable to brokers, dealers and clearing organizations	**(6,600)**	18,427	(80,045)
Securities sold but not yet purchased	**5,240**	(994)	6,274
Employee compensation and related taxes	**(45,895)**	(105,974)	(90,729)
Deferred compensation	**(14,309)**	9,404	24,297
Income taxes	**9,409**	(40,858)	(992)
Other liabilities	**(3,483)**	26,842	12,752
Net cash from operating activities	**346,368**	925,990	689,965
Cash Flows From Investing Activities:			
Purchase of property and equipment, net	**(127,007)**	(190,808)	(295,801)
Purchase of other investments	**(18,116)**	(72,926)	(25,353)
Proceeds from sale or maturity of other investments	**10,433**	19,695	23,217
Net cash from investing activities	**(134,690)**	(244,039)	(297,937)
Cash Flows From Financing Activities:			
Short-term bank loans	**(67,300)**	(212,500)	(318,200)
Securities loaned	**(42,630)**	(407,432)	313,363
Employee stock transactions	**60,967**	58,428	74,158
Purchase of treasury stock	**(114,500)**	(85,137)	(446,726)
Cash dividends paid	**(51,088)**	(50,889)	(53,106)
Net cash from financing activities	**(214,551)**	(697,530)	(430,511)
Net Decrease in Cash and Cash Equivalents	**(2,873)**	(15,579)	(38,483)
Cash and Cash Equivalents, at Beginning of Year	**100,425**	116,004	154,487
Cash and Cash Equivalents, at End of Year	**$ 97,552**	$ 100,425	$ 116,004

Interest payments, net of amounts capitalized of $2,565, $2,044 and $1,055, totaled $5,494 in 2003, $29,304 in 2002 and $98,444 in 2001.
Income taxes paid totaled $43,223 in 2003, $85,947 in 2002 and $165,304 in 2001.
Supplemental disclosures of noncash financing activities: Restricted stock awards granted totaled $21,738 in 2003, $24,614 in 2002 and $34,977 in 2001.

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Independent Auditors' Report

Deloitte & Touche

To the Board of Directors and
Stockholders of A.G. Edwards, Inc.:

We have audited the consolidated balance sheets of A.G. Edwards, Inc. and subsidiaries (the "Company") as of February 28, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended February 28, 2003. Such consolidated financial statements and our report thereon dated April 25, 2003, expressing an unqualified opinion (which are not included herein), are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of February 28, 2003 and 2002, and the related condensed consolidated statements of earnings and cash flows for each of the three years in the period ended February 28, 2003, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

St. Louis, Missouri
April 25, 2003

Management's Statement of Financial Responsibility

At the heart of recent reforms mandated to publicly held companies is the issue of investor confidence. As both an investment firm and a publicly held company, A.G. Edwards firmly embraces its responsibility to ensure that investors are informed of and comfortable with the practices and policies of our firm, whether those investors are clients, shareholders, or both. We are committed to providing financial information that gives investors a timely, accurate and complete picture of our financial condition.

Management takes full responsibility for the integrity and accuracy of A.G. Edwards' financial statements, presented in accordance with generally accepted accounting principles. We have a highly experienced team of accountants and internal auditors who abide by the highest ethical standards in executing their responsibilities to our firm and our shareholders. Management shares these ethical standards and applies them to both their personal and business conduct.

Established before the current listing requirements proposed by the New York Stock Exchange, our corporate governance policies and practices include:

- Independent directors represent the majority of our Board.
- Independent directors are the only members of our Board's Audit, Compensation and Nominating Committees.
- The Audit, Compensation and Nominating Committees make appropriate use of charters that clearly detail each committee's responsibilities.
- Independent directors meet at scheduled executive sessions without management.

Just as our financial consultants work to earn and maintain the trust of their clients, our management is dedicated to earning and maintaining the trust of our shareholders by staying true to our culture and applying the highest ethical standards to the oversight of our corporate assets. Our shareholders and our clients can share in management's confidence about A.G. Edwards' financial reporting and governance policies.





Robert L. Bagby
Chairman,
Chief Executive Officer

Douglas L. Kelly
Executive Vice President,
Chief Financial Officer

Board of Directors

A.G. Edwards, Inc.



Robert L. Bagby[1]
Chairman of the Board,
Chief Executive Officer,
President



Dr. E. Eugene Carter[2,3,4]
Trustee,
Charlotte R. Boschan Trust,
Cambridge, Massachusetts



Benjamin F. Edwards IV[1]
Vice Chairman of the Board



Samuel C. Hutchinson Jr.[2,3,4]
President,
Interface Construction Corp.,
Berkeley, Missouri



Ronald J. Kessler[1]
Vice Chairman of the Board



Peter B. Madoff[2,3,4]
Senior Managing Director,
Bernard L. Madoff Investment
Securities LLC,
New York, New York



Mark S. Wrighton[2,3,4]
Chancellor,
Washington University,
St. Louis, Missouri

Member of A.G. Edwards, Inc.
1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Nominating Committee

Board of Directors

A.G. Edwards & Sons, Inc.

Robert L. Bagby[5,6]
Chairman of the Board,
Chief Executive Officer, President,
28 years with A.G. Edwards

Mary V. Atkin[5,6]
Executive Vice President,
President, A.G. Edwards Technology
Group, Inc.,
25 years with A.G. Edwards

Alex M. Bigelow
Senior Vice President,
Florida Regional Officer,
11 years with A.G. Edwards

Amelia A.J. Bond
Senior Vice President,
Public Finance,
16 years with A.G. Edwards

Bill Branson Jr.
Senior Vice President,
Northeast Regional Officer,
9 years with A.G. Edwards

Spencer B. Burke
Senior Vice President,
Corporate Finance,
8 years with A.G. Edwards

Donnis L. Casey[5]
Executive Vice President,
Director of Staff,
36 years with A.G. Edwards

Paul B. Coffee
Senior Vice President,
Western Regional Officer,
28 years with A.G. Edwards

Terry J. Dessent
Senior Vice President,
Securities Research,
25 years with A.G. Edwards

Gene M. Diederich
Senior Vice President,
Mid-Central Regional Officer,
19 years with A.G. Edwards

David J. Diffenauer
Senior Vice President,
Customer Accounting,
32 years with A.G. Edwards

Benjamin F. Edwards IV
Vice Chairman of the Board,
25 years with A.G. Edwards

Charles T. Forrest
Senior Vice President,
Fixed Income,
15 years with A.G. Edwards

Charles J. Galli[5]
Senior Vice President,
Home Regional Officer,
24 years with A.G. Edwards

Louis A. Ginocchio Jr.
Senior Vice President,
Great Lakes Regional Officer,
13 years with A.G. Edwards

Alfred E. Goldman[5]
Corporate Vice President,
Market Analysis,
43 years with A.G. Edwards

Richard F. Grabish[5]
Senior Vice President,
Assistant Director of Sales & Marketing,
22 years with A.G. Edwards

Douglas L. Kelly[5,6]
Executive Vice President, Secretary,
Treasurer, Chief Financial Officer,
Director of Law & Compliance,
Director of Administration,
9 years with A.G. Edwards

Ronald J. Kessler[5,6]
Vice Chairman of the Board,
Executive Vice President,
Director of Operations,
35 years with A.G. Edwards

Oliver M. Langenberg[6]
Senior Vice President,
Institutional Sales and Research,
42 years with A.G. Edwards

John F. Lee
Senior Vice President,
Pacific Coast Regional Officer,
16 years with A.G. Edwards

Peter M. Miller[5,6]
Executive Vice President,
Director of Sales & Marketing,
14 years with A.G. Edwards

Marlow N. Morgan
Senior Vice President,
Southern Regional Officer,
31 years with A.G. Edwards

Thomas N. O'Donnell
Senior Vice President,
President, A.G. Edwards Trust Company FSB,
8 years with A.G. Edwards

John C. Parker
Senior Vice President,
Chief Technology Officer,
1 year with A.G. Edwards

Paul F. Pautler[5]
Executive Vice President,
Director of Investment Banking,
5 years with A.G. Edwards

Robert A. Pietroburgo[5,6]
Executive Vice President,
Director of Branches,
16 years with A.G. Edwards

Joseph G. Porter
Senior Vice President,
Assistant Director of Administration,
Assistant Treasurer,
20 years with A.G. Edwards

John D. Quinn
Senior Vice President,
Securities Accounting,
34 years with A.G. Edwards

Donald N. Robinson
Senior Vice President,
Central Regional Officer,
29 years with A.G. Edwards

Michael Scafati
Senior Vice President,
Managed Products,
31 years with A.G. Edwards

Daniel J. Schaub
Senior Vice President,
NASDAQ/OTC Trading,
22 years with A.G. Edwards

David C. Sprowl
Senior Vice President,
Southwest Regional Officer,
29 years with A.G. Edwards

Brian C. Underwood
Senior Vice President,
Compliance,
19 years with A.G. Edwards

Charles J. VanGronigen
Senior Vice President,
Training & Development,
29 years with A.G. Edwards

Gregory P. Vitt
Senior Vice President,
Information & Order Processing,
25 years with A.G. Edwards

William J. Winter Sr.
Senior Vice President,
Assistant Treasurer,
36 years with A.G. Edwards

Charles V. Zurfluh
Senior Vice President,
Branch Operations,
39 years with A.G. Edwards

Member of A.G. Edwards & Sons, Inc.:
5 Executive Committee
6 Finance Committee

Boards of Directors

A.G. Edwards Technology Group, Inc.

Robert L. Bagby
Chairman of the Board and
Chief Executive Officer

Mary V. Atkin
President

Donnis L. Casey
Charles J. Galli
Alfred E. Goldman
Richard F. Grabish
Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Paul F. Pautler
Robert A. Pietroburgo

A.G. Edwards Trust Company FSB

Richard F. Grabish
Chairman of the Board and
Chief Executive Officer

Thomas N. O'Donnell
President

Terry J. Dessent
Charles J. Galli
Douglas L. Kelly
Peter M. Miller
Michael Scafati
Charles V. Zurfluh

AGE Commodity Clearing Corp.

Ronald J. Kessler
Chairman of the Board,
Chief Executive Officer and President

Douglas L. Kelly
Thomas A. Petros Jr.

Edwards Development Corp.

Douglas L. Kelly
Chairman of the Board and President

Donnis L. Casey
Ronald J. Kessler
Eugene J. King Jr.
Peter M. Miller

A.G.E. Properties, Inc.

Robert L. Bagby
Chairman of the Board

Douglas L. Kelly
President

Donnis L. Casey
Ronald J. Kessler

Gull-AGE Capital Group, Inc.

Douglas L. Kelly
Chairman of the Board and
President

AGE Investments, Inc.

Douglas L. Kelly
Director

A.G. Edwards Capital, Inc.

Paul F. Pautler
Chairman of the Board,
Chief Executive Officer and President

Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Michael Scafati

A.G. Edwards & Sons (U.K.) Limited

Douglas L. Kelly
Chairman of the Board

Peter M. Miller
Robert A. Pietroburgo

CPI Qualified Plan Consultants, Inc.

Ronald J. Kessler
Chairman of the Board and
Chief Executive Officer

Robert J. Dema
President

Sheryl K. Cheely
Richard F. Grabish
Douglas L. Kelly

Branch Office Management

Alabama

Anniston
John M. Monroe

Birmingham
David H. Gilchrist Sr.

Dothan
Patricia A. Watson
Stafford L. Gregory

Fairhope
Thomas S. Lott Sr.

Florence
Thomas T. Ross

Gadsden
Troy D. Wagnon

Gulf Shores
Craig O. Vinson Sr.

Huntsville
Benny N. Little

Inverness Center
Benson R. McLendon Jr.

Mobile
Jere W. Marques

Montgomery
Jeffrey S. Sprague

Prattville
Rondy K. Smith

Selma
Thomas R. Boyd

Troy
Robert K.T. Cole Jr.

Arizona

Carefree
Josh Slocum

Chandler-Tempe
Theresa C. Clemmons

East Tucson
Kenneth C. Jacowsky

Flagstaff
David C. Broyles

Green Valley
William H. Olsen

Mesa
William R. Berg

Oro Valley
Ben Palazzo

Phoenix
Daniel L. Christy III

Pinnacle Peak
Robert E. Rittel

Prescott
Gerry M. Thornbro

Prescott Valley
Karen E. Baxter

Scottsdale
John S. Abbs
Paul C. Ruble Jr.

Sierra Vista
Paula G. Beardsworth

Sun City
William C. Schlofman

Surprise
Michael J. Andisio

Tucson
Irving Mindes

Arkansas

Bella Vista
John E. McLelland

Berryville
Allen Rogers

Blytheville
Shirley C. Magee

Conway
Curtis R. Williams

El Dorado
Andy E. Allen

Fayetteville
Brian L. Keck

Fort Smith
Elton E. Rambin

Harrison
Ronald C. Richardson

Holiday Island Park
Paul K. Engskov

Hot Springs
Joseph K. Patrico

Hot Springs Village
Brenda E. Riley

Jonesboro
E. Arnold Cooper

Little Rock
Robert W. Tucker
Vallie B. Carney

Mountain Home
David W. Floyd

Pine Bluff
Walter K. Cash

Rogers
Steven R. Burkhead

Russellville
Danny C. Stobaugh

Springdale
Russell D. Beck

California

Arroyo Grande
Nathan F. Alvarado

Bakersfield
David D. Westerfeld

Beverly Hills
Mark A. Tobin

Carlsbad
Gary P. Endres

Chico
William D. Carson Jr.

Del Mar
Thomas S. Green

El Dorado Hills
Scott M. Nelson

Escondido
Jeffrey S. McCoy

Eureka
Laura K. Hussey

Fairfield
Glenn E. Holbert

Fallbrook
Robert W. Kuech

Fort Jones
Terence L. Ross

Fresno
Donald A. Vincenti

Grass Valley
D. Robert Frew

Hemet
Michael E. Hornkohl

Laguna Beach
Kenneth E. Hansen

Laguna Hills
Mark J. Robles

La Jolla
Michael W. Jennings

Lake San Marcos
Jack J. Peluso

Lincoln Hills
James C. Lee

Long Beach
Rahamin Suares
Curtis L. Cribbs

Modesto
Randall K. Anderson

Monterey
Anthony S. Piazza

Napa
Gregory R. van Kesteren

Newport Beach
Timothy C. Metcalf

Northridge
Burt M. Pressman

Oakland
Jon P. McGeath

Orange
Michael Markunas

Oroville
James H. Moll
Kevin D. Zeitler

Oxnard
Anthony A. Russo

Palm Desert
William C. Lacy

Palm Springs
Mark F. Blalock

Paradise
John W. Nelson

Pasadena
David P. Luna

Pleasanton
John P. Rohan

Porterville
Brett A. Schroeder

Rancho Bernardo
Robert R. Gonzales

Redding
Brian D. Gruber

Redlands
Robert R. Heinze

Redwood Shores
Christopher W. Inglis
Stephen S. Carmichael

Riverside
Mary Carruthers

Roseville
John F. Lee*
Thomas P. Bjork
Steven J. Hudgins

Sacramento
Robert A. Lakosil

San Diego
Timothy P. Cronin

San Francisco
Paul A. Kromhout

San Jose
W. James O'Donoghue

San Juan Capistrano
Robert W. Burns

San Luis Obispo
Glenn P. Johnson

San Rafael
Tomm E. Hudson

Santa Barbara
Americo J. Salvetti

Santa Maria
John E. Puscheck

Santa Monica
Francis V. Bennett

Santa Rosa
Samuel D. Slayden

Sherman Oaks
Tania Appell

Silicon Valley
Kenneth W. Green

Stockton
Larry D. Watts

Temecula
Steven W. Fillingim

Torrance
William E. Smith

Truckee
Kenneth S. Roberts

Ukiah[*]
Monte J. Hill

Visalia
John C. Merritt
James E. Wohlford

Walnut Creek
Douglas A. Potter

Westlake Village
Frank D. Covely

Colorado

Boulder
Dennis H. Kaboth

Cherry Creek
James B. Haass

Colorado Springs
Gary A. Backstrom
Richard A. Murphy

Denver
Michael A. Pappas
James A. Wiltshire

Durango
Scott L. Woods

Estes Park
Debra A. Grill

Evergreen
Robert C. Thompson

Fort Collins
Thomas R. Mapp

Grand Junction
Linda S. Arledge

Greeley
Rick L. Runyan

Greenwood Village
*Paul B. Coffee**
Mark P. Fellows

Interlocken
Thomas E. Mahoney

Lakewood
James M. Wilday

Longmont
Ronald R. Billings

Loveland
Charles A. Bouchard

Pueblo
Corinne G. Koehler

Connecticut

Danbury
Arnold H. Rozany

Darien
Martin P. McLaughlin Jr.

Essex
Edward J. Brennan
Calvin C. Coburn

Farmington
Bruce C. Stenquist

Glastonbury
John J. McDermott III

Greenwich
Lawrence A. Baker

Hamden
Richard Pignone
Kimberly S. Hurd

Hartford
Patrick J. Sheehan

Mystic
Frederick C. Leonard

New London
Edwin Rachleff

Southport
John J. Kubica Jr.

Wilton
Paul A. Steffany

Delaware

Newark
Frank A. Alteri

District of Columbia

Washington, D.C.
William C. Mitchell*
Wallace L. Tart

Washington, D.C.–Downtown
Bradford R. Coyle

Branch Office Management

Florida

Boca Raton
James D. Edge

Bonita Springs
Mark S. Preston

Boynton Beach
Jeffrey L. Hill

Bradenton
Gary M. Knuckles

Cape Coral
Patrick S. Zych

Citrus Hills
Robert A. Noxon

Clearwater
Robert W. Hicks

Clermont
Kelly J. Cartier

Coral Gables
Silvano R. Vizoso Jr.

Daytona Beach
John D. Carl

Destin
Edmond Waters

Englewood
Burton E. Mason

Eustis
Frederick S. Lipp

Fort Lauderdale
Michael J. O'Mara

Fort Myers
James A. Nolte

Fort Pierce
Francis E. Campbell

Fort Walton Beach
Daniel R. Cauley

Gainesville
Beverly J. Loy

Holiday
Daniel M. Parilo

Indialantic
Gerald B. Goodchild

Jacksonville
Robert M. Ivey

Lake Mary
John R. Snively

Lake Worth
Daniel Silvestri

Marco Island
Terrence J. McCreanor

Melbourne
Thomas W. Sinclair

Merritt Island
Robert W. Sullivan

Naples
Robert E. Price

Ocala
John H. Decker Jr.

Orlando
Robert S. Fox

Ormond Beach
David S. Remey

Palm Beach Gardens
James A. Collins

Panama City
August F. Yanke

Panama City Beach
Michael A. Protz

Pensacola
Eugene R. Borez

Port Charlotte
Robert F. Fresard

Port Richey
Ronald J. May

Punta Gorda
Joshua M. Howell

St. Armands Key
Sally J. White

St. Augustine
Thomas E. Dotson II

St. Petersburg
Arthur J. Zelenak

Sarasota
Paul D. Buskey

Sebring
John R. Clark

Seminole
Larry P. Rudolph

Spring Hill
Charles M. Fernandez

Stuart
Robert J. Sander

Sun City Center
Richard W. Sheffield

Tallahassee
John B. Mackie

Tampa
Robert B. Moler Jr.

The Villages
Tracy M. Belton

Titusville
David D. David

Venice–North
Bruce W. Haltinner

Venice–South
John W. Holic

Vero Beach
John D. Orcutt Jr.

Viera
Thomas R. Bedor

West Palm Beach
Alex M. Bigelow*
Larry E. Bernstein

Winter Haven
Ronald W. Snyder

Zephyrhills
Nancy D. Cook

Georgia

Albany
Marilyn C. Hedrick

Athens
Paul A. Bingham Jr.

Atlanta
William J. Huston
John K. Coggins Jr.

Augusta
W. Neal Hines

Brunswick
Kevin C. Lokey

Canton
Judy T. Ross

Columbus
Janice E. Hutson
Jon V. Davidson Jr.

Dalton
Gary B. Oliver

Gainesville
Alan C. Crumley
Warren D. Stribling

Griffin
Michael S. Cain

Johns Creek
Roland H. deLiniere

Macon
John A. Wood

Marietta
Parks H. Brown Jr.

Milledgeville
William G. Neely III

Rome
Cecil B. Wright III*

Roswell
James M. Broadway

Sandy Springs
Tiberio P. DeJulio

Savannah
Thomas J. Hussey

Thomasville
William J. McCollum

Tifton
Yancey F. Carter III

Hawaii

Honolulu
Tobias M. Martyn

Idaho

Boise
Jerry L. Beto

Coeur d'Alene
Paul C. Barone

Idaho Falls
Fred T. Finlayson

Ketchum
James R. Everitt

Pocatello
Mark N. Buckalew

Twin Falls
Frederick C. Nelson

Illinois

Alton
Neil R. Harrison

Arlington Heights
Richard A. Ceffalio Jr.

Aurora
Kevin A. Skogsberg

Barrington
Steven P. Fromm

Belleville
Rodney D. Vaught
Robert D. Maurer

Bloomington
Charles A. Norman

Carbondale
Barbara J. Blacklock

Champaign
Phillip B. Blankenburg

Charleston
Dan R. Cunningham

Chicago–Loop
James H. Cox III

Chicago–Michigan Avenue
Pamela M. Olah

Chicago–Union Station
James A. Talley
Michael J. Krause

Danville
Keith R. Souza

Decatur
Jay A. Cunningham

Edwardsville
Richard R. Sims

Effingham
Kent C. Schmidt

Elgin
Robert L. Schrieber

Freeport
Steven E. Glaze

Galesburg
Sid V. Carlson

Geneseo
Brian J. Gernant

Jacksonville
Michael H. Lansden

Joliet
Warren C. DeNardo

Lake Forest
Robert W. Skipton

Lincoln
Philip M. Dehner

Lisle
Michael J. Lantz

Macomb
Mary E. Downey

Morris
Edward L. Capko

Mount Vernon
Victoria L. Kirk
Cynthia Jones

Naperville
Vicky S. Campbell

Oakbrook
Robert D. Gagnon

Orland Park†
Donald G. Sharko

Palos Heights
David C. Heide

Peoria
Thomas R. Henrichs

Peru
David A. Claggett

Quincy
Richard V. Marcolla

Rockford
Martin L. Smith

Roselle
David W. Hanson

St. Charles
Craig S. Morgan

Skokie
Louis J. Welborne

Springfield
Craig R. Schermerhorn
Anthony M. Guzzardo

Waterloo
Gary W. Heney

Willowbrook
Michael S. Ludlow

Woodstock
Dennis L. Anderson
Virgil R. Smith

Indiana

Anderson
Paul B. Church

Auburn
Juliann McWilliams

Bloomington
Daniel F. Davila

Carmel
Theodore J. Sturges

Chesterton
Mark S. Lazart

Columbus
Jeremy S. Donaldson

Evansville
Stephen H. Merrick

Fishers
James P. Roederer

Fort Wayne
Richard L. Miller

Greenwood
Anthony C. La Rosa

Indianapolis
Dean J. Abplanalp

Kokomo
Michael V. Ricci

Merrillville
H. Dean Davis

Muncie
Katherine M. Onieal

New Albany
Timothy W. Newman

Richmond
Donald E. Bates Jr.

South Bend
Edward L. Patzer

Terre Haute
Rodney R. Heefner

Branch Office Management

Iowa

Burlington
Fred A. Scholer

Cedar Rapids
Mark J. Nolan

Coralville/Iowa City
Darrel G. Courtney

Davenport
Stanley M. Reeg

Des Moines
David L. Jones
Douglas A. West

Dubuque
Dennis J. Houlihan

Keokuk
Heather J. Barnett

Marshalltown
Jay P. Merryman

Mason City
Robert M. Zishka

Mount Pleasant
Patrick J. McCabe

Sioux City
Michael J. Woods

Storm Lake
Alan L. Bowles

Waterloo
Richard D. Pilipchuk

Kansas

Abilene
Patricia M. O'Malley-Knox

Garden City
Sean P. Thayer
Randall A. Fisher

Hutchinson
Roger D. Catton

Independence
Robert J. Miller

Lawrence
Jerald L. Samp

Liberal
Thomas C. Mein

Manhattan
Jayson C. Kats

Overland Park
Gene M. Diederich*
Martin C. Bicknell

Pittsburg
Darrel B. Markley

Salina
Kenneth M. Wedel

Wichita
Roger A. Buller

Kentucky

Ashland
James E. Schroth

Bowling Green
Marc W. Evans

Lexington
Sherry D. Holley

London
Richard D. Reynolds

Louisville
John J. Wingfield

Owensboro
Larry H. Beisel Jr.

Paducah
John A. Williams

Somerset
Eugene C. Richardson

Louisiana

Alexandria
Lucien A. Branch Jr.
Bart B. Schmolke

Baton Rouge
Gerald E. Goss
Robert G. Hazel

Franklinton
Thomas M. Lewis

Hammond
Frank J. VanMullem

Jennings
Keith J. Broussard

Lafayette
Thomas W. Grote

Lake Charles
Glenn R. Granger
Reed Mendelson

Mandeville
Allen J. Catalanotto

Monroe
Marlow N. Morgan*

Natchitoches
William H. Cross

New Orleans
Allen J. Catalanotto

Opelousas
Gregory M. Bordelon

Ruston
Bobby J. Conville Jr.

Shreveport
Clyde B. French

Maine

Auburn
Christopher C. Coburn

Bangor
Harry W. Moses
Alan W. Miller

Camden
Glenn E. Buckingham

Portland
R. Bartlett Osgood III

Waterville
David F. Radsky

Maryland

Annapolis
Kevin D. Brady

Baltimore
Richard K. Sutor

Bel Air
Herbert F. Otto

Columbia
Glenn A. Drake

Easton
R. Barry Drew

Hunt Valley
Stephen G. Mitchell Sr.

Salisbury
Brian C. Timken

Massachusetts

Boston
Sarah G. Berry

Boston–Back Bay
Jeffrey K. Robles

Chelmsford
Daniel S. Hanley

East Harwich
Jon O. Laurell

Fall River
Richard B. Wolfson

Falmouth
Francis X. Keohane

Greenfield
James D. Talbert

Hingham
John M. Koulopoulos

Hyannis
David J. Mason

New Bedford
Joseph M. Barry Jr.

Newton Lower Falls
Eric H. Burt

Northampton
Marco Poletto

Peabody
E. Alan Freeman
Daniel R. Santanello

Pittsfield
Thomas W. Neely

Plymouth
Fred J. Gennelly

Springfield
John J. Sullivan Jr.

Worcester
Brian M. Elliott

Michigan

Ann Arbor
Michael J. Fulkerson

Battle Creek
Charles J. Carroll

Bay City
Harold M. Miller

Bloomfield Hills
Sarah K. Bosner

Cascade
Stephen D. Bowman

Clinton Township
Donald J. Van De Steene

Dearborn
John P. Mathey

Farmington Hills
Bruce B. Palen

Flint
Edwin E. Luke

Grand Rapids
James E. Marosi

Grosse Pointe Woods
Craig J. Kohler

Holland
David J. Young

Jackson
James S. Grace

Kalamazoo
Jerry J. Cross

Midland
Doak R. Stolz
Richard L. Smith

Okemos
James L. Carter

Owosso
Paul A. Schluckebier

Port Huron
Thomas K. Andison

St. Joseph
Craig A. Herrington

Traverse City
Glenn C. Hirt

Troy
F. Daniel Mirabella

Minnesota

Eden Prairie
Ronald W. Erickson
Rick K. Kendall

Edina
Robert S. Hansen

Minneapolis
John R. Ekman

Mississippi

Clarksdale
Hiram L. Dilworth

Columbus
Dan L. Holley

Gulfport
J. Doug Medley

Hattiesburg
Duane L. Barnes

Jackson
Hance W. McKenzie Jr.

Meridian
William S. Hudson

Pascagoula
Michael F. Odom

Starkville
Robert M. Crosland III

Missouri

Branson
Mitchell L. Walker

Cameron
William L. Nash

Cape Girardeau
Marsha M. Limbaugh

Clayton
Blake R. Dunlop

Columbia
James G. Church
Robert P. Stansberry

Festus
John D. McAtee Sr.

Florissant
Larry D. Richardson

Frontenac
Charles J. Galli*
Gerald H. Cooper

Hannibal
Kenneth W. Creger

Independence
Charles S. Cooper
Gerald F. Kurth

Jackson
Timothy W. Gutwein

Jefferson City
Jon R. Gilstrap

Joplin
Bryan D. Vowels

Kansas City Plaza
Brian T. Wall

Kirksville
Rick F. Riley

Lebanon
Gregory A. Sullivan

Liberty
James J. Ballinger

Louisiana
Clyde E. Penrod

Moberly
Jerry C. Jeffrey

O'Fallon
William H. Dillingham III

Osage Beach
James M. Herfurth

Rolla
Mark T. Riefer

St. Charles
Steve A. Mahler

St. Joseph
David M. Pickett

St. Louis–Downtown
Edward J. Costigan Jr.

Sikeston
Bart A. Grant

Springfield
David L. Burnette

Sunset Hills
Patrick J. Howley III

Town & Country
Benjamin F. Edwards IV

Washington
Charles J. Trankler

Montana

Missoula
Roger T. Roy

Nebraska

Beatrice
Thomas L. Shutts

Grand Island
Dan A. Govier
John C. Stinson

Kearney
Gregory W. Williams

Branch Office Management

Lincoln
Loy L. Olson

North Platte
Kevin P. Kennedy Jr.

Omaha
Randall C. Peck

Nevada

Incline Village
Frederick C. Findeisen

Las Vegas
Fred T. Snyder

Reno
John C. Meadows

Stateline
Henry R. Serrano Jr.

Summerlin
Stephen J. Murphy Sr.

New Hampshire

Claremont
Gisela M. Polleys

Concord
William D. Chapin

Hanover
E. Clinton Swift

Keene
James D. Talbert

Laconia
Richard A. Breton

Nashua
Richard T. Iannacone

New London
Philip D. Estabrook III

North Conway
Henry N. Forrest

Portsmouth
Rohe V. Pennington III

New Jersey

Bernardsville
Peter L. Roselle

Cape May
Henry S. Brzyski

Cherry Hill
Walter J. Schwenk

East Brunswick
Michael J. Doherty

Green Village
Brian J. McCafferty

Hillsborough
Patricia L. Halpern

Morristown
Joseph J. Baucheri

Northfield
Donald N. Levy
Gene N. Schraeder Jr.

Oradell
Joseph Buono
Grace M. Galvin

Princeton
Constantine Giviskos

Rockaway
Fred K. Ecke Jr.

Short Hills
Frank M. Taylor

Spring Lake
James J. Coughlin

Voorhees
Charles J. McAfee

Warren
Walter W. Roth

New Mexico

Albuquerque
David M. Adams

Carlsbad
Constance J. Schoeld

Las Cruces
Bruce A. Reed

Roswell
Brian D. Stokes

Santa Fe
Robert E. Bennett

New York

Albany
Terry L. Jandreau

Binghamton
Carol A. Farillo

Buffalo
Karl J. Riner

Corning
David W. Davies

Garden City
Michael J. DiSilvio

Glen Cove
Michael W. Hordy

Hudson Valley
Jeffrey J. Zelin

Huntington
Frank J. Signorelli

Ithaca
Catherine L. Mawicke

Lake Placid
Charles G. Cowan

New York City–Midtown
J. William Forrester

Olean
Lynn R. Johnson

Oneonta
Frank G. Burden
Edward J. Curley

Port Jefferson
Jeffrey D. Thiele

Rochester
Joseph E. Klarberg

Smithtown
Kevin A. Healy

Southampton
Michael W. Kreimer

Syracuse
Randall J. Powers
Bill Branson Jr.*

Utica
Eugene L. D'Amico Sr.

White Plains
Neal J. Baumann

North Carolina

Asheboro
Joseph G. Thomas

Asheville
Roger H. Aiken
Robert R. Douglas

Asheville–South
William M. Pomeroy

Ballantyne
Walter C. Martin

Burlington
James D. Mackintosh III
Shannon S. Mackintosh

Charlotte
David S. Younts

Fayetteville
S. Lynn Legarski

Greensboro
Steven B. Holbrook

Greenville
Herbert L. Ormond III

Hendersonville
Scott E. Price

Hickory
Clifford J. Watts III

Highlands
Steven R. Perry

High Point
Paul A. Vidovich

Lake Norman
Kevin D. Phillips

Morehead City
Phillip B. Nelson

Raleigh
Alexander Mihajlov

Rocky Mount
Barden Winstead Jr.
John W. Lewis

Shallotte
Carolyn B. Felton

Southport
Albert Elrod

Tryon
Robert M. Tobey

Wilmington
Michael A. Faulkenbury

North Dakota

Bismarck
Irvin A. Smith III

Fargo
Charles E. Hanish

Grand Forks
Keith A. Bjerk

Jamestown
Rick E. Bosche

Ohio

Akron
Thomas A. Jewett

Ashtabula
Daniel M. Huffman

Blue Ash
James R. Williams

Cambridge
Tommy D. Davey

Chardon
Terry R. Campbell

Chillicothe
Tom D. Hamsher

Cincinnati
Louis A. Ginocchio Jr.*
Arthur L. Fischer

Cleveland
John N. Janoch

Columbus
Brent A. Markley

Dayton
Roger B. Chudde

Dublin
Jason J. Hull

Findlay
Edward F. Abbey Jr.

Lancaster
Thomas K. Lally

Lima
Phillip L. Trueblood

Mansfield
Christopher L. Nuetzel

Medina
Joseph A. Hanna

Mentor
Samuel D. Baio

Toledo
Gerald L. Sliemers

Westlake
Kurt A. Faulhaber

Worthington
Martin E. VandenBrock

Zanesville
Jay J. Gruenebaum

Oklahoma

Bartlesville
George L. Sneed

El Reno
Thomas H. Avant

Enid
Alan G. Stong

Grove
David L. East

Lawton
Brendan Wolverton
Charles E. Young

Oklahoma City
Barry D. Gangwer

Ponca City
Patrick J. Mulligan

Stillwater
Don E. Terry

Tulsa
George E. Ferguson

Oregon

Bend
John K. Aspell

Corvallis
Andrew E. Jones

Eugene
Gary L. Feldman

Medford
David B. McDermott

Portland
Mark E. Olsen

Portland–Downtown
James L. McCulley

Roseburg
Melvin C. Duncan

Salem
Clark D. Bowen

West Linn
Janet M. Hudson

Pennsylvania

Abington
George A. Porreca Jr.

Beaver
Stephen P. Patrick

Bethlehem
Scott A. Brantingson

Cranberry
Charles Kolias

Greensburg
Robert A. Moffet Jr.

Harrisburg
Richard J. Beatty

Meadville
Robert C. Asmus

Media
Timothy F. Griffith

Peters Township
James L. Lockerman

Pittsburgh
Nancy J. Lynches

Scranton
Keith R. Kleinman

Sharon
Ronald J. Koshar

South Hills
Rande E. Casaday

Rhode Island

Charlestown
Dennis P. McGuire

Newport
James L. Carroll

Providence
Robert L. Capone

South Carolina

Aiken
William G. Paschal

Beaufort
William C. Tumlin
William R. Hatcher*

Bluffton
Todd H. Crutchley

Charleston
James B. Platzer

Branch Office Management

Columbia
James N. Pulliam Jr.

Florence
Frank J. Brand II

Greenville
D. Michael Plemmons

Hilton Head Island
John C. Levy

Inman
Janice C. Farrell

Laurens
Collie W. Lehn

Myrtle Beach
Ruell L. Hicks Jr.

Pawleys Island
Michael J. Hirsch
Perrin Q. Dargan

Seneca
Jesse E. Wright III

Spartanburg
William T. Brown

Sumter
Robert A. Kilpatrick

South Dakota

Aberdeen
Richard W. Niebuhr
Craig D. Golz

Huron
Sherman E. Gose
Steven R. Gohn

Mitchell
Dennis M. Martin

Rapid City
Patrick D. Malone
Emiel E. Belzer

Sioux Falls
Joseph C. Wood

Watertown
Thomas C. Beadnell

Tennessee

Chattanooga
Joseph E. Petty

Johnson City
Gregory G. Schuette

Knoxville
William K. West III

Memphis
Charles H. Long Jr.

Morristown
Crampton H. Helms

Nashville
Richard J. Eskind

Texas

Abilene
Gerald A. Galbraith

Addison
John O. Norwood

Amarillo
Jesse C. Miller

Arlington
Jack R. Alexander Jr.

Austin
Hollis L. Jefferies Jr.

West Austin
Thomas T. Langmead

Beaumont
Michael W. Morgan

Brownsville
Randy D. Edington

Bryan
David T. Hoppess
Robert L. Allen

Champion
Brett A. Tynes

Clear Lake
Nolan S. Caldwell

Conroe
Donald W. Kainer

Corpus Christi
Matt P. Paul

Dallas
Kent D. Mitchell

Denton
R. Kyle Ratcliff

DFW–Mid Cities
Stephen T. Campbell

El Paso
Linda S. Cortese

Fort Worth
Terry C. Hayes

Galveston
Marshall D. Stein

Georgetown
Michael D. Cooke

Harlingen
Sam T. Hahs

Houston
Robert L. Rogers

Downtown Houston
Philip D. Gandy

Katy
Arthur E. Harding

Kerrville
Susan L. Halpin

Kingwood
Mark A. Owens

Lake Jackson
Gary L. Foose Jr.

Laredo
Oscar O. Lopez

Las Colinas
Cordell White

Lewisville
Dan H. Barlow

Longview
Dave L. Spurrier

Lubbock
Bill D. Lane

Lufkin
John P. Friesen

Marble Falls
Charles L. Bowen

McAllen
Gregory A. Douglas

McKinney
Ricky L. Brewer
Allison D. Tarpley

Memorial City
Richard W. Ashcroft

Midland
Bhupendra K. Agrawal

Nacogdoches
John D. Montfort

Odessa
Charles R. Eubanks

Palestine
Charles M. Bennett

Pampa
Richard P. Russell

Paris
Robert M. Smith

Park Cities–Dallas
Edward H. Ladd III

Plano
Jimmy J. Beale

Rockwall
James E. Koestner

San Angelo
J. Greg Gray

San Antonio
Dennis N. Kamphoefner

San Antonio–Stone Oak
Jonathan F. Thrall

Sherman
David C. Sprowl*
Gail W. Utter

Sugar Land
Douglas O. Elliott

Temple
John R. Holmes Sr.

Texarkana
Scott DuBois
Judy Carmeli

The Woodlands
William D. Stigall

Tyler
Brent S. Lemons

Victoria
William L. Holter

Waco
Keith A. Ferguson

Wichita Falls
Ralph A. Grantom

Utah

Draper
Michael C. Forbes

Logan
Nolan P. Gunnell

Salt Lake City
L. Rand Jolley

Vermont

Barre
William M. Hedberg

Brattleboro
Frances K. Stotz

Burlington
Paul M. Andrew Jr.

Manchester
Katherine W. Traver

St. Johnsbury
Robert A. Daniels

Virginia

Alexandria
Frank E. Key Jr.

Charlottesville
James B. Neligan

Danville
L. Parker Perkins III

Gloucester
Aubrey J. Ellis

Harrisonburg
Daniel E. Grandstaff

Leesburg
Katherine M. Owens

Norfolk
Robert J. Ballard

Richmond
Lee P. Dudley
W. Taliaferro Thompson III

Roanoke
Richard W. Wertz
Robert H. Kulp

Tazewell
Jeffrey D. Murray

Washington

Bellingham
Scott A. Hume

Chehalis
Judith G. Archibald

Colville
Susan M. Poe

Edmonds
Douglas M. Reilly

Kirkland
David A. Feller
Steven L. Tracy

Mount Vernon
Arthur E. Larvie

Seattle
Kim R. Salzwedel

Spokane
Chadwick C. Gladhart
Donald L. Cutler

Tacoma
Albert Sullivan

Vancouver
Dean G. Alsup

West Virginia

Bluefield
Alfred E. Garrett

Charleston
Michael N. Barnett

Huntington
Garry L. McClure

Morgantown
Kevin K. Wilson

Wisconsin

Appleton
Graham A. Werner

Beaver Dam
Calvin L. Hemling
Mark M. Killingsworth

Brookfield
Robert M. Derks

Burlington
Michael P. Sonnichsen

Eau Claire
Michael D. Markin

Elkhorn
Tyson J. Ray

Fond du Lac
Jay H. Weiland

Franklin
Ellen M. Duhamel

Green Bay
Richard G. Kellogg

Janesville
Michelangelo J. Lamendola

La Crosse
Edward S. Neuman

Madison
A. Paul Olsen

Manitowoc
Jeffrey R. Kuklinski

Mequon
Richard L. Davis

Milwaukee
Thomas J. Caufield

Oconomowoc
Steven M. Cremer

Oshkosh
Ronald L. Gray

Sturgeon Bay
David L. Harris

Wausau
Edward C. Fox III

Wyoming

Cheyenne
David E. Foreman

Jackson Hole
Kelly D. Lockhart

*Regional Officer
†Branch opened after February 28, 2003

London, England

A.G. Edwards & Sons (U.K.) Limited
Angus L. Carlill

Shareholder Information

Annual Meeting

The 2003 Annual Meeting of Stockholders will be held at the Company's headquarters, One North Jefferson, St. Louis, Missouri, on Thursday, June 19, 2003, at 10 a.m. The Notice of Annual Meeting, Proxy Statement and Proxy Voting Card are mailed in May to each stockholder. The Proxy Statement describes the items of business to be voted on at the Annual Meeting and provides information on the Board of Directors' nominees for director and their principal affiliations with other organizations as well as other information about the Company.

Dividend Payment Dates

The next four anticipated dividend payment dates are July 1 and October 1, 2003, and January 2 and April 1, 2004.

SEC Filings and Other Reports

A.G. Edwards' Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available at no charge from the Company's Web site (www.agedwards.com) and:

Secretary, A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103

For those stockholders who would like to receive their A.G. Edwards proxy statements and annual reports online, please register using the following Web site: www.icsdelivery.com/age.

For additional financial information about A.G. Edwards, please see the Shareholder Information section of www.agedwards.com.

Stock Exchange Listing

A.G. Edwards, Inc. stock is traded on the New York Stock Exchange under the symbol AGE. The approximate number of stockholders on February 28, 2003, was 24,200.

Registrar/Transfer Agent

The Bank of New York
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458

Account Protection Package

The securities held by A.G. Edwards & Sons, Inc. for client accounts are protected up to $500,000, including up to $100,000 for cash claims, by the Securities Investor Protection Corporation (SIPC). In addition to the SIPC coverage, securities and cash held in client accounts are provided additional protection to the full value of the account (as determined by SIPC) by a commercial insurance company.

Exchange Memberships

A.G. Edwards companies are members of all major domestic stock and commodity exchanges, including the American, Boston, Chicago, New York, Pacific and Philadelphia stock exchanges; the Chicago Board Options Exchange; the Chicago Board of Trade; the Chicago Mercantile Exchange; the New York Board of Trade; the New York Mercantile Exchange; and other commodity exchanges. A.G. Edwards companies are also members of the National Futures Association and the National Association of Securities Dealers, Inc.

A.G. Edwards, Inc.

One North Jefferson
St. Louis, Missouri 63103
(314) 955-3000
www.agedwards.com